Exhibit (j)(3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 89 to Registration Statement No. 33-20827 of the Money Market Portfolio (the "Portfolio") a series of The RBB Fund, Inc. (the "Fund") on Form N-lA of our report dated October 18, 2004, appearing in the Annual Report of the Portfolio for the year ended August 31, 2004 and to the reference to us under the heading "Financial Highlights" and "Independent Registered Public Accounting Firms" appearing in the Prospectuses, which are a part of such Registration Statement, and under the heading "Independent Registered Public Accounting Firms" and "Financial Statements" in the Statements of Additional Information, which are also part of such Registration Statement.



/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
December 29, 2004